UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Boo Koo Holdings, Inc.

 (Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

09853P103

(CUSIP Number)

Steven B. Solomon
2100 McKinney Avenue, Suite 1500
Dallas, TX 75201

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with copies to-
David A. Wood
Wood & Sartain, LLP
12655 North Central Expressway, Suite 421
Dallas, Texas 75243
(972) 458-0300

November 1, 2007

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           09853P103

1	NAMES OF REPORTING PERSONS:

Steven B. Solomon

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):

(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS):

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

1,794,677
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

1,794,677
	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,794,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.2%(1)
14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on 34,558,956 shares of common stock issued and outstanding, according to the prospectus filed by the Issuer with the Securities and Exchange Commission on October 19, 2007 (as adjusted to account for 100,000 shares of vested restricted stock grants to Mr. Solomon pursuant to an employment agreement dated November 1, 2007).  Mr. Solomon holds 200,000 shares of restricted common stock, which vests as to 100,000 shares on each of November 1, 2008 and November 1, 2009.

2

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”), relating to shares of common stock, no par value (“Common Stock”) of Boo Koo Holdings, Inc. (the “Issuer”), 4951 Airport Parkway, #660, Addison, Texas 75001, is being filed with the Securities and Exchange Commission (the “Commission”).

This Schedule 13D is filed on behalf of Mr. Steven B. Solomon (the “Reporting Person”).

Item 1.           Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Shares"), of Boo Koo Holdings, Inc. The principal executive offices of the Company are located at 4951 Airport Parkway, #660, Addison, Texas 75001.

Item 2.           Identity and Background

This statement is filed by Mr. Steven B. Solomon, a United States citizen. Mr. Solomon is the Chief Executive Officer of CDSS Wind Down Inc., based in Dallas, Texas, and is involved in personal investments.

The business address of the Reporting Person is 2100 McKinney Avenue, Suite 1500, Dallas, TX 75201.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

In January 2007, Boo Koo Beverages, Inc. issued to the Reporting Person an unsecured subordinated promissory note in the principal amount of $1,250,000, bearing interest at the rate of 18% per annum, with a stated maturity date of January 16, 2008 (the “Bridge Note”). In connection therewith, Boo Koo Beverages issued to the Reporting Person warrants to purchase 142,999 shares of Boo Koo Beverages, Inc. common stock, at an exercise price of $0.01 per share and an expiration date of January 16, 2010.  In connection with the merger of Boo Koo Beverages, Inc. into the Issuer and a related financing, Mr. Solomon converted a portion of his Bridge Note and warrant into 1,694,677 shares of the Company’s Common Stock.

Additionally, on November 1, 2007, the Reporting Person acquired 300,000 restricted shares of Common Stock of the Issuer in connection with an employment agreement pursuant to which the Reporting Person will serve as the Chairman of the Board of Directors of the Issuer.  The restrictions lapse with respect to 100,000 shares immediately and with respect to 100,000 of the additional shares on each of the first and second anniversary dates of the date of the agreement.

All funds used by the Reporting Person to purchase the shares of Common Stock of the Issuer came directly from the assets of the Reporting Person.

Item 4.           Purpose of the Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. The Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of his Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Person will have representation on the board of directors of the Issuer and will work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value. The Reporting Person will engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.           Interest in Securities of the Issuer

(a)     As of the date hereof Steven B. Solomon beneficially owns 1,794,677 shares of Common Stock of the Issuer which represents 5.2% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the shares beneficially owned by the Reporting Person as of the date hereof by (ii) 34,558,956 shares of Common Stock outstanding as reported in a prospectus filed by the Issuer with the Commission on October 19, 2007 (as adjusted to account for the 100,000 shares of restricted stock which vested on November 1, 2007).  Mr. Solomon also holds 200,000 shares of restricted common stock, which vests as to 100,000 shares on each of November 1, 2008 and November 1, 2009.

(b)     Steven B. Solomon has the power to vote and dispose of 1,794,677 of the shares of Common Stock of the Issuer that he holds.

(c)     The transactions in the Issuer’s securities by the Reporting Person in the last sixty days are as follows:

On November 1, 2007, the Reporting Person acquired 300,000 restricted shares of Common Stock of the Issuer in connection with an employment agreement pursuant to which the Reporting Person will serve as the Chairman of the Board of Directors of the Issuer.  The restrictions lapse with respect to 100,000 shares immediately and with respect to 100,000 of the additional shares on each of the first and second anniversary dates of the date of the agreement. Pursuant to the terms of the employment agreement, any unvested shares of restricted Common Stock shall vest upon the earlier of: (i) a Change in Control; (ii) the termination by the Company of Mr. Solomon’s employment for any reason other than Cause; (iii) the termination of Mr. Solomon’s employment by Mr. Solomon for Good Reason; (iv) the termination of Mr. Solomon’s employment by mutual agreement of the Company and Mr. Solomon; or (v) the termination of Mr. Solomon’s employment by reason of his death or Disability (all as defined in the employment agreement).

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(a)     Employment Agreement. The Reporting Person and the Issuer entered into an Employment Agreement, dated November 1, 2007, pursuant to which the Reporting Person received 300,000 shares of restricted Common Stock of the Issuer (100,000 of which shares vested immediately and 100,000 shares vest on each of the first and second anniversary dates of the date of the agreement.

(b)     Agreement and Plan of Merger. In connection with the Agreement and Plan of Merger, dated as of June 21, 2007, by and among Boo Koo Beverages Inc., Captech Acquisition Corp. and Captech Financial Group, Inc., a portion of the Reporting Person’s $1.25 million subordinated promissory note and accrued interest were converted into shares of Common Stock of the Issuer.  The Reporting Person exercised warrants to purchase additional shares of Common Stock of the Issuer.

Item 7.     Material to be Filed as Exhibits

Exhibit 99.1	Employment Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2007).

Exhibit 99.2
Agreement and Plan of Merger by and among Boo Koo Beverages Inc., Captech Acquisition Corp. and Captech Financial Group, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 12, 2007	/s/ Steven B. Solomon
Steven B. Solomon